UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4) *

                              KENNEDY-WILSON, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    489399204
                                 (CUSIP Number)


Alan S. Parsow                    with a copy to          David L. Hefflinger
General Partner                                           McGrath North Mullin
Elkhorn Partners Limited Partnership                       & Kratz, PC LLO
P.O. Box 818                                              Suite 3700
Elkhorn, NE 68022                                         First National Tower
(402) 289-3217                                            1601 Dodge Street
                                                          Omaha, NE 68102
                                                          (402) 341-3070

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 27, 2004
             (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 489399204               13D                        Page 2 of 3 Pages

     1.   Name of Reporting Person
          SS or IRS Identification Number of Above Person

          Elkhorn Partners Limited Partnership / 47-0721875

     2.   Check the Appropriate Box if a Member of a Group

          /X/      (a)                       / /      (b)

     3.   SEC Use Only

     4.   Source of Funds

          WC

     5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

          / /

     6.   Citizenship or Place of Organization

          Nebraska

                                                    7. Sole Voting Power

                                                       859,187 Shares
                  Number of
                  Shares                            8. Shared Voting Power
                  Beneficially
                  Owned by                             0
                  Reporting
                  Person                            9. Sole Dispositive Power
                  With
                                                       859,187 Shares

                                                   10. Shared Dispositive Power

                                                       0

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          859,187 Shares

     12.  Check Box if Aggregate Amount in Row 11 Excludes Certain Shares

          / /

     13.  Percent of Class Represented by Amount in Row 11

          Approximately 12.9% of voting securities

     14.  Type of Reporting Person

          PN

CUSIP NO. 489399204               13D                         Page 3 of 3 Pages



     Elkhorn Partners Limited Partnership (the "Partnership") makes this filing to amend certain information previously reported by the Partnership. This filing constitutes Amendment No. 4 to the Schedule 13D of the Partnership. The Partnership amends such prior Schedule 13D reports with respect to the common stock of Kennedy-Wilson, Inc. ("Kennedy-Wilson") by adding the following information to the item indicated:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)(b) As of August 27, 2004, the Partnership owns 859,187 shares of Kennedy-Wilson common stock. The Kennedy-Wilson Form 10-Q for the quarter ended June 30, 2004 reported that there were outstanding 6,651,210 shares of Kennedy-Wilson common stock as of August 3, 2004. Based on this number, the Partnership owns approximately 12.9% of the Kennedy-Wilson common stock.

     (c) Since the filing of Amendment No. 3 to the Schedule 13D of the Partnership on July 19, 2004, the Partnership purchased 15,237 shares of Kennedy-Wilson common stock, in an open market transaction, at prices ranging from $6.64 to $7.19 per share.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

     DATED: August 31, 2004

Elkhorn Partners
Limited Partnership


By:   /s/ Alan S. Parsow
      Alan S. Parsow
      General Partner